                                                                      EXHIBIT 99

                                                         FOR IMMEDIATE RELEASE
                                                         CONTACT: GEORGE POWLICK
                                                         CHIEF FINANCIAL OFFICER
                                                         (818) 998-3388

                   K-SWISS REPORTS FIRST QUARTER RESULTS AND
                   -----------------------------------------
                    ANNOUNCES STOCK BUY BACK AUTHORIZATION
                    --------------------------------------

CHATSWORTH, CA., THURSDAY, APRIL 23, 1998 - Steven Nichols, Chairman of the Board and President of K-Swiss Inc., (NASDAQ - KSWS), announced first quarter net earnings for the quarter ended March 31, 1998 of $3,545,000, an increase of 130.3% from the quarter ended March 31, 1997. Diluted earnings per share for the quarter ended March 31, 1998 of $.62, increased 148.0% from the quarter ended March 31, 1997. Revenues for the quarter ended March 31, 1998 increased 35.5% to $42,274,000 from the quarter ended March 31, 1997.

Revenues were as follows (in thousands, except percents):

                         Three Months Ended March 31,
                                  (Unaudited)

                                                       Increase (Decrease)
                                                      ---------------------
                       1998              1997           Amount        Percent
                       ----              ----           ------        -------
Domestic            $38,032           $23,760          $14,272         60.1%
International         4,242             7,439           (3,197)       (43.0)%
                     ------            ------           ------
Total revenues      $42,274           $31,199          $11,075         35.5%
                     ======            ======           ======

At March 31, 1998 and 1997, domestic futures orders with start ship dates from April through September 1998 and 1997 were approximately $58,748,000 and $34,427,000, respectively, an increase of 70.6%. At March 31, 1998 and 1997, international futures orders with start ship dates from April through September 1998 and 1997 were approximately $6,187,000 and $9,244,000, respectively, a decrease of 33.1%. "Backlog", as of any date, represents orders scheduled to be shipped within the next six months. Backlog does not include orders scheduled to be shipped on or prior to the date of determination of backlog. These orders are not necessarily indicative of revenues for subsequent periods because: (1) the mix of "futures" and "at-once" orders can vary significantly from quarter to quarter and year to year and (2) the rate of customer order cancellations can also vary from quarter to quarter and year to year.

The Company also announced a new share repurchase program. The Board of Directors has authorized the Company to purchase up to $20 million of its Class A Common Stock on the open market through April 2002. Such purchases, if any, will occur from time to time as market conditions warrant. The Company announced that adoption of the repurchase program can be a good use of excess cash depending on the Company's array of alternatives. The Company has made purchases under previous stock repurchase programs during the period from August 14, 1996 through April 15, 1998 (the date of the final purchase under previously completed stock repurchase programs) of an aggregate of 1,157,700 shares of Class A Common Stock, at an aggregate purchase price totaling approximately $15,221,000.

The Company's Board of Directors has established May 20, 1998 as the annual stockholders' meeting date and April 13, 1998 as the record date for such meeting.

K-Swiss Inc. designs, develops and markets athletic footwear for high performance sports use and fitness activities. The Company presently offers footwear for court, nautical, casual and children's categories.

                               FINANCIAL SUMMARY
                               -----------------
                   (In Thousands, Except Per Share Amounts)
                                  (Unaudited)

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                             Three Months Ended
                                                                  March 31,
                                                             ------------------

                                                             1998         1997
                                                           -------      -------
Revenues..........................................        $42,274      $31,199
Cost of goods sold................................         25,128       19,477
                                                           ------       ------
 Gross profit.....................................         17,146       11,722
Selling, general and administrative expenses......         11,613        9,554
                                                           ------       ------
 Operating profit.................................          5,533        2,168
Interest income, net..............................            433          379
                                                           ------       ------
 Earnings before income taxes.....................          5,966        2,547
Income tax expense................................          2,421        1,008
                                                           ------       ------
 Net earnings.....................................        $ 3,545      $ 1,539
                                                           ======       ======

Basic earnings per share..........................        $   .64      $   .25
                                                           ======       ======
Diluted earnings per share........................        $   .62      $   .25
                                                           ======       ======
Weighted average number of
 shares outstanding
 Basic............................................          5,524        6,069
 Diluted..........................................          5,719        6,123